Exhibit 99.1

Enthusiast Gaming to Participate in the B. Riley 23rd Annual Institutional Investor Conference

LOS ANGELES, May 23, 2023 -- Enthusiast Gaming Holdings Inc. (Nasdaq: EGLX; TSX: EGLX), an independent gaming media and entertainment company, building the largest media and content platform for video game players and esports fans to connect and compete worldwide, today announced that its CEO, Nick Brien, will host a roundtable discussion and offer meetings with investors at the upcoming B. Riley Annual Institutional Investor Conference taking place in Beverly Hills, CA.

Date: May 24, 2023

Roundtable Time: 10:30 a.m. PST / 1:30 p.m. ET

Please contact your B. Riley sales representative to request a meeting with management at the conference. Investors can also contact the Enthusiast Gaming IR team at investor@entusiastgaming.com.

About Enthusiast Gaming

Enthusiast Gaming is an independent gaming media and entertainment company, building the largest media and content platform for video game players and esports fans to connect and compete worldwide. Combining the elements of its five core pillars: Communities, Content, Creators, Commerce and Experiences, Enthusiast Gaming provides a unique opportunity for marketers to create integrated brand solutions to connect with coveted GenZ and Millennial audiences. Through its proprietary mix of digital media, content and gaming assets, Enthusiast Gaming continues to grow its network of communities, reflecting the diversity of gaming enthusiasts today.

Investor Contacts

Enthusiast Gaming – Alex Macdonald, CFO
FNK IR – Rob Fink / Matt Chesler, CFA
investor@enthusiastgaming.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the exchange) accepts responsibility for the adequacy or accuracy of this release.